Exhibit 99.3

FANG HOLDINGS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(NYSE: SFUN)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING
to Be Held on September 27, 2021

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Fang Holdings Limited, a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding Class A and Class B ordinary shares of the Company, par value HK$1.00 per share (collectively, the “Ordinary Shares”) to be exercised at the Extraordinary General Meeting of the Company (the “EGM”) to be held at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China on September 27, 2021 at 10:00 a.m. (local time), and at any adjourned or postponed meeting thereof, for the purposes set forth in the accompanying Notice of Extraordinary General Meeting (the “EGM Notice”). This Form of Proxy and the accompanying EGM Notice are first being mailed to the shareholders of the Company on or about August 31, 2021.

Only the holders of record of the Ordinary Shares at the close of business on August 27, 2021 (the “Record Date”) are entitled to notice of and to vote at the EGM. In respect of the matters requiring shareholders’ vote at the EGM, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 10 votes. Shares represented by the Company’s American depositary shares (“ADSs”) are Class A ordinary shares. Each ADS represents ten Class A ordinary shares. Holders of ADSs who wish to exercise their voting rights for the underlying Class A shares represented by ADSs must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program. As of the close of business on the Record Date, we expect that 65,737,529 Class A ordinary shares (including underlying Class A ordinary shares represented by ADSs) and 24,336,650 Class B ordinary shares are issued and outstanding.

The quorum of the EGM is two shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing shares carrying a majority of the rights to vote of all rights of all shares entitled to attend and vote at the EGM throughout the EGM.

Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the holder of the proxy will vote the Ordinary Shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the EGM acts as proxy and is entitled to exercise his discretion, he has indicated he will vote the Ordinary Shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business which may come before the EGM. However, if any other matter properly comes before the EGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at the offices of Offshore Incorporations (Cayman) Limited, Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, KY1-1112, Cayman Islands, with a copy delivered to its principal executive offices at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China or (ii) by voting in person at the EGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s principal executive offices (to the attention of: Peng Cui) at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China as soon as possible so that it is received by the Company not less than 48 hours before the time appointed for holding the EGM.

FANG HOLDINGS LIMITED
(Incorporated in the Cayman Islands with limited liability)
(NYSE: SFUN)

FORM OF PROXY FOR EXTRAORDINARY GENERAL MEETING
to Be Held on September 27, 2021
(or any adjourned or postponed meeting thereof)

I/We __________________________________________ [insert name] of ___________________________________________ [insert address] being the registered holder of ____________________ Class ___ ordinary shares1, par value HK$1.00 per share, of Fang Holdings Limited (the “Company”) hereby appoint the Chairman of the Extraordinary General Meeting (the “Chairman”)2 or ____________________________________ of _________________________________________________ as my/our proxy to attend and to vote for me/us and on my/our behalf at the Extraordinary General Meeting (or at any adjourned or postponed meeting thereof) of the Company to be held on September 27, 2021 at 10:00 a.m. (local time) at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China, and in the event of a poll, to vote for me/us and on my/out behalf on the resolutions in respect of the matters specified in the Notice of EGM as indicated below, or if no such indication is given, in his or her discretion3.

ORDINARY RESOLUTION 1:	Be it resolved as an ordinary resolution to appoint Mr. Howard Huyue Zhang, Mr. Changming Yan, Mr. Shaohua Zhang and Mr. Jian Liu as directors of the Company, to the extent that they are not already directors of the Company and, to the extent that they are currently directors of the Company, the ratification of such appointments.

☐FOR	☐ AGAINST	☐ ABSTAIN

ORDINARY RESOLUTION 2:	Be it resolved as an ordinary resolution to confirm and ratify the acts of each of Mr. Howard Huyue Zhang, Mr. Changming Yan, Mr. Shaohua Zhang and Mr. Jian Liu taken in their capacity as a director of the board of directors of the Company (the “Board”), insofar as any of them may not have validly been appointed or reappointed as a director at any time prior to the EGM, including but not limited to the approval by the Nominating and Corporate Governance Committee of the Company of the appointment of an independent director (the “Proposed Independent Director”) of the Board proposed by Evenstar Master Fund SPC for and on behalf of Evenstar Master Sub-Fund I Segregated Portfolio and Evenstar Special Situations Limited (the “Petitioners”).

☐FOR	☐ AGAINST	☐ ABSTAIN

ORDINARY RESOLUTION 3:	Be it resolved as an ordinary resolution to approve the appointment of the Proposed Independent Director, Mr. Yu Huang, as an independent director of the Board and a member of the audit committee of the Board. Mr. Yu Huang’s resume is attached thereto the Notice of Extraordinary General Meeting as Appendix A.

☐FOR	☐ AGAINST	☐ ABSTAIN

ORDINARY RESOLUTION 4:	Be it resolved as an ordinary resolution to authorize the Board acting by its compensation committee to negotiate and to endeavor to agree with Mr. Yu Huang the terms of his service, including but not limited to such terms regarding an indemnity, confidentiality and remuneration at such a commercial rate as may be agreed, as the compensation committee of the Board, in its sole discretion, deems fit.

☐FOR	☐ AGAINST	☐ ABSTAIN

ORDINARY RESOLUTION 5:	Be it resolved as an ordinary resolution to approve the appointment of all independent directors of the Board (including, for the avoidance of doubt, the Proposed Independent Director) be appointed to the boards of each of the variable interest entities which directly or indirectly hold real property in the PRC for the Company (the “VIEs”, as listed in Appendix B to the Notice of Extraordinary General Meeting), and steps to be taken by the Company to (i) remove all of the existing directors of the VIEs (including, where applicable, Mr. Tianquan Mo), and (ii) amend the constitutional documents of each of the VIEs so as to provide for the appointment of a board of directors (where such provision does not already exist) and to limit the powers of the directors of each of the VIEs to dispose of, encumber, hypothecate and mortgage real property and/or interfere with the rights associated with such real property, so that the transfer or disposal of real property of a VIE can be permitted only by way of unanimous resolution of the board of directors of such VIE.

☐FOR	☐ AGAINST		☐ ABSTAIN

Dated	, 2021	Signature(s)[4]

1.	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.

2.	Please insert the number and class of shares registered in your name(s) to which this proxy relates. If no number or class is inserted, this Form of Proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.	If any proxy other than the Chairman is preferred, strike out the words “the Chairman of the Extraordinary General Meeting” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his or her stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

4.	IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON THE RESOLUTION, TICK THE BOX MARKED “ABSTAIN”. The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the EGM as indicated or, if no instruction is given, the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the Chairman acts as proxy and is entitled to exercise his discretion, he has indicated his intent to vote the shares FOR the resolutions. As to any other business that may properly come before the EGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. Your proxy will also be entitled to vote or abstain at his or her discretion on any amendment to the resolution referred to in the EGM Notice which has been properly put to the EGM.

5.	This Form of Proxy is for use by shareholders only and must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either executed under the hand of an officer or attorney duly authorized to sign the same.

6.	Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the Company's principal executive offices at Tower A, No. 20 Guogongzhuang Middle Street, Fengtai District, Beijing 100070, People’s Republic of China, in each case marked for the attention of Peng Cui, as soon as possible and in any event not later than 48 hours before the time for holding the relevant meeting or any adjourned meeting. Returning this completed form of proxy will not preclude you from attending the relevant meeting(s) and voting in person if you so wish.